UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Concord Medical Services Holdings Limited

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

206277 1051

(CUSIP Number)

Jianyu Yang

Zheng Cheng

18/F, Tower A, Global Trade Center

36 North Third Ring Road East

Dongcheng District, Beijing 100013

People’s Republic of China

Telephone: +86 10 5957-5266

With a copy to:

Shuang Zhao, Esq.

Shearman & Sterling

12th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

Telephone: +852 2978 8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This CUSIP number applies to the Issuer’s American depositary shares, each representing three Ordinary Shares.

SCHEDULE 13D

CUSIP No. 206277 105	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS Jianyu Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,053,136
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,053,136
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,053,136[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%[2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

[1]

Includes (i) 4,836,611 ordinary shares held by Daketala, and (ii) 216,525 ordinary shares issuable upon exercise of options held by Daketala that are exercisable currently or within 60 days of August 15, 2013. Daketala is a limited liability company wholly owned by Mr. Yang.

[2]

Percentage calculated based on 135,487,408 ordinary shares issued and outstanding as of April 26, 2013, which was disclosed in the Company’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on April 26, 2013.

SCHEDULE 13D

CUSIP No. 206277 105	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS Daketala International Investment Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,053,136
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,053,136
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,053,136[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%[4]
14	TYPE OF REPORTING PERSON (See Instructions) CO

[3]	Includes (i) 4,836,611 ordinary shares, and (ii) 216,525 ordinary shares issuable upon exercise of options that are exercisable currently or within 60 days of August 15, 2013.
[4]

Percentage calculated based on 135,487,408 ordinary shares issued and outstanding as of April 26, 2013, which was disclosed in the Company’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on April 26, 2013.

SCHEDULE 13D

CUSIP No. 206277 105	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS Cheng Zheng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,078,050
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,078,050
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,078,050[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%[6]
14	TYPE OF REPORTING PERSON (See Instructions) IN

[5]

Includes (i) 8,861,525 ordinary shares held by CZY, and (ii) 216,525 ordinary shares issuable upon exercise of options held by CZY that are exercisable currently or within 60 days of August 15, 2013. CZY is a limited liability company wholly owned by Mr. Cheng.

[6]

Percentage calculated based on 135,487,408 ordinary shares issued and outstanding as of April 26, 2013, which was disclosed in the Company’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on April 26, 2013.

SCHEDULE 13D

CUSIP No. 206277 105	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS CZY Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,078,050
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,078,050
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,078,050[7]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%[8]
14	TYPE OF REPORTING PERSON (See Instructions) CO

[7]	Includes (i) 8,861,525 ordinary shares, and (ii) 216,525 ordinary shares issuable upon exercise of options that are exercisable currently or within 60 days of August 15, 2013.
[8]

Percentage calculated based on 135,487,408 ordinary shares issued and outstanding as of April 26, 2013, which was disclosed in the Company’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on April 26, 2013.

This statement on Schedule 13D (this “Schedule 13D”) is being filed jointly by Jianyu Yang (“Mr. Yang”), Daketala International Investment Holdings Ltd. (“Daketala”), Zheng Cheng (“Mr. Cheng”) and CZY Investments Limited (“CZY”, together with Mr. Yang, Daketala and Mr. Cheng, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of August 15, 2013, a copy of which is attached hereto as Exhibit 99.1. This Schedule 13D supersedes the Schedule 13G jointly filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2011 by CZY and Mr. Cheng.

Item 1.	Security and Issuer.

This Schedule 13D relates to the ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), of Concord Medical Services Holdings Limited (the “Company” or “Issuer”). The Company’s principal executive office is located at 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China.

Item 2.	Identity and Background.

Mr. Yang is a citizen of the People’s Republic of China and his principal occupation is the chairman and chief executive officer of the Company. Mr. Yang’s principal business address is 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China.

Daketala is a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Yang. Daketala’s principal business is investment holding. The address of its principal office is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Yang is the sole director of Daketala.

Mr. Cheng is a citizen of the People’s Republic of China and his principal occupation is a director, the president and chief operating officer of the Company. Mr. Cheng’s principal business address is 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China.

CZY is a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Cheng. CZY’s principal business is investment holding. The address of its principal office is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Cheng is the sole director of CZY.

None of the Reporting Persons has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 15, 2013, Mr. Yang and Mr. Cheng entered into the Share Purchase Agreements (as defined in Item 4 below) with certain shareholders of the Company. Pursuant to the Share Purchase Agreements, Mr. Yang and Mr. Cheng agreed to purchase an aggregate of 37,064,808 Ordinary Shares and 4,660,976 American Depository Shares (“ADSs”), each representing three Ordinary Shares (collectively, the “Sale Shares”) from certain shareholders of the Company for a per ADS purchase price of US$6.10 and an aggregate purchase price of US$103,797,063.21. Mr. Yang and Mr. Cheng plan to obtain funds from third-party financing sources to pay the purchase price of the Sale Shares. Upon completion of the transactions contemplated under the Share Purchase Agreements, the aggregate beneficial ownership of Mr. Yang and Mr. Cheng in the Company will be approximately 48.0% based on 135,487,408 Ordinary Shares issued and outstanding as of April 26, 2013, which was disclosed in the Company’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on April 26, 2013.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 is hereby incorporated by reference in this Item 4.

Mr. Yang and Mr. Cheng purchased the Sale Shares for investment purposes. Although the Reporting Persons have no present intention to acquire securities of the Company other than pursuant to the Share Purchase Agreements, they intend to review their investments on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Company owned by them in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Reporting Persons’ financial situations; the Company’s business and prospects; other developments concerning the Company and its businesses generally; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Company.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The following table sets forth the beneficial ownership of Ordinary Shares of the Company for each of the Reporting Persons as of August 15, 2013.

Name	Shares Beneficially Owned	Percentage of Total	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Mr. Yang(1)	5,053,136	3.7%	5,053,136	—	5,053,136	—
Daketala(2)	5,053,136	3.7%	5,053,136	—	5,053,136	—
Mr. Cheng(3)	9,078,050	6.7%	9,078,050	—	9,078,050	—
CZY(4)	9,078,050	6.7%	9,078,050	—	9,078,050	—

(1)	Includes (i) 4,836,611 ordinary shares held by Daketala, and (ii) 216,525 ordinary shares issuable upon exercise of options held by Daketala that are exercisable currently or within 60 days of August 15, 2013. Daketala is a limited liability company wholly owned by Mr. Yang.
(2)	Includes (i) 4,836,611 ordinary shares, and (ii) 216,525 ordinary shares issuable upon exercise of options that are exercisable currently or within 60 days of August 15, 2013.
(3)	Includes (i) 8,861,525 ordinary shares held by CZY, and (ii) 216,525 ordinary shares issuable upon exercise of options held by CZY that are exercisable currently or within 60 days of August 15, 2013. CZY is a limited liability company wholly owned by Mr. Cheng.
(4)	Includes (i) 8,861,525 ordinary shares, and (ii) 216,525 ordinary shares issuable upon exercise of options that are exercisable currently or within 60 days of August 15, 2013.

(c)	Except as disclosed in Item 6 below, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 is hereby incorporated by reference in this Item 6.

On August 15, 2013, Mr. Yang and Mr. Cheng entered into a share purchase agreement with Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. and a share purchase agreement with each of the following persons: CICC Sun Company Limited, Perfect Key Holdings Limited, Starr Investments Cayman II, Inc., China Medical Scientific Holdings Limited, Grand Best Group Limited, Worthy Enterprises Ltd., Homerun Technology Ltd., Dragon Image Investment Ltd., Sino Prime Investments Limited and Sallekey Capital Management Limited (collectively, the “Share Purchase Agreements”). Under each of the Share Purchase Agreements, Mr. Yang and Mr. Cheng agreed to establish a company under the laws of the British Virgin Islands as the purchaser (the “Purchaser”) and cause the Purchaser to join such Share Purchase Agreement. The Share Purchase Agreements also include customary representations and warranties. The completion of the transactions contemplated by the Share Purchase Agreements is subject to the satisfaction of customary conditions, including the Purchaser’s receipt of sufficient funds from third-party financing sources as required in the applicable Share Purchase Agreements.

Pursuant to the Share Purchase Agreements, the Purchaser will purchase from Carlyle Asia Growth Partners III, L.P. 12,584,500 Ordinary Shares for an aggregate purchase price of US$25,588,483.33, CAGP III Co-Investment, L.P. 501,850 Ordinary Shares for an aggregate purchase price of US$1,020,428.33, CICC Sun Company Limited 3,588,600 Ordinary Shares for an aggregate purchase price of US$7,296,820.00, Perfect Key Holdings Limited 376,250 Ordinary Shares for an aggregate purchase price of US$765,041.67, Starr Investments Cayman II, Inc. 3,472,666 ADSs and two Ordinary Shares for an aggregate purchase price of US$21,183,266.67, China Medical Scientific Holdings Limited 4,245,095 Ordinary Shares for an aggregate purchase price of US$8,631,693.17, Grand Best Group Limited 2,889,600 Ordinary Shares for an aggregate purchase price of US$5,875,520.00, Worthy Enterprises Ltd. 3,000,000 Ordinary Shares for an aggregate purchase price of US$6,100,000.00, Homerun Technology Ltd. 1,851,800 Ordinary Shares for an aggregate purchase price of US$3,765,326.67, Dragon Image Investment Ltd. 4,836,611 Ordinary Shares for an aggregate purchase price of US$9,834,442.37, Sino Prime Investments Limited 579,673 ADSs and 3,190,500 Ordinary Shares for an aggregate purchase price of US$10,023,355.3 and Sallekey Capital Management Limited 608,637 ADSs for an aggregate purchase price of US$3,712,685.7, respectively.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons, dated August 15, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:

August 15, 2013

Jianyu Yang

By:	/s/ Jianyu Yang
Name:	Jianyu Yang

Daketala International Investment Holdings Ltd.

By:	/s/ Jianyu Yang
Name:	Jianyu Yang
Title:	Director

Zheng Cheng

By:	/s/ Zheng Cheng
Name:	Zheng Cheng

CZY Investments Limited

By:	/s/ Zheng Cheng
Name:	Zheng Cheng
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons, dated August 15, 2013.